McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street, Omaha, Nebraska 68102

May 28, 2010

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Andy Schoeffler, Staff Attorney
Re:	Valmont Industries, Inc.
Form 10-K for the fiscal year ended December 26, 2009
Filed February 23, 2010
File #1-31429

Dear Mr. Schoeffler:

We are counsel for Valmont Industries, Inc. (the “Company”), and on behalf of the Company we acknowledge receipt of the letter dated May 27, 2010 from the Division of Corporation Finance related to the above-referenced filing.  Due to the internal review process of the subject matter raised in the letter, the Company will require additional time to respond to the Division's comments.  As discussed, the Company expects to deliver its response to the letter on or before Friday, June 25, 2010.

Please call me at (402) 633-1402 if you have any questions.

Sincerely,

/s/  Guy Lawson

Guy Lawson
GL:mlc

cc:	Terry McClain
Mark Jaksich
David L. Hefflinger